Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE ENTERING INTO
A LETTER OF UNDERTAKING WITH NOTEHOLDER TRUSTEES
REGARDING ITS ACTIVITY DURING AN INTERIM PERIOD

Tel Aviv, Israel, March 21, 2013, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today that it has entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees (the “Trustees”) of the Company’s Series 1, C, D, E, F and G note holders (the “Note Holders” and the “Notes Series”, respectively), which includes the following principles:

1.
The Letter of Undertaking was effective as of March 19, 2013 and will remain in effect until the end of the period of 14 days from the date on which the Company notifies the Trustees of its intention to terminate the Letter of Undertaking for any reason (the “Interim Period”). In addition, the Company may notify the Trustees in writing of the termination of any of the undertakings included in the Letter of Undertaking for any reason following the end of the period of 14 days from the delivery of such notice, or with immediate effect if any of the Notes Series file a motion for the liquidation of the Company.

2.
The Letter of Undertaking provides that, without prejudicing anything in the Letter of Undertaking, the parties intend to mutually investigate the possibility of formulating a plan of arrangement among the Company and the Note Holders as to the Company’s outstanding obligations to the Note Holders.

3.
In addition, (i) nothing in the Letter of Undertaking will be deemed to obligate any of the Company, the Trustees, the Note Holders’ representatives (the “Representatives”) and/or the Controlling Shareholder (as defined below) to enter into any arrangement and/or agreement of any kind, and nothing in the Letter of Undertaking will be deemed to constitute a representation and/or warranty whatsoever as to any consent and/or confirmation by either the Company, the Trustees and/or the Controlling Shareholder, to any arrangement among the Company and the Notes Holders; and (ii) the execution of the Letter of Undertaking will not prejudice any of the parties’ or Note Holders’ rights.

4.
The Company undertook to fully cooperate with the Trustees, the Representatives and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to the financial condition of the Company for the objective of negotiating an arrangement and/or providing recommendations to the Note Holders as to any arrangement and/or relating to available courses of action to protect the Note Holders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations.

5.
The Company further undertook that during the Interim Period it and the entities under its control (excluding Plaza Centers N.V. (“Plaza”) (the “Controlled Entities”)), will not: (i) either directly or indirectly, make any payments and/or engage in any transactions with the Controlling Shareholder and/or entities under the control of the Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives (collectively, “Related Parties”) (but excluding D&O insurance and/or indemnification undertakings, to the extent these will be duly provided to all officers of the respective entity under applicable law); (ii) dispose and/or undertake to dispose of any material asset of the Company and/or the Controlled Entities, and will not provide any guarantee and/or security of any kind, to secure the Company’s or any third party’s debt, without providing the Trustees a 14-day prior written notice accompanied by all relevant information (“Advance Notice”); (iii) carry out any activity and/or enter into any transaction which is not in the Company’s and/or the Controlled Entities’ (as the case may be) ordinary course of business, unless it provides the Trustees with Advance Notice; (iv) acquire and/or sell and/or pledge any of the Company’s securities, unless it provides Advance Notice; (v) deposit any cash or cash equivalent (including any securities) with any financial institution that is a creditor of the Company (“Financial Creditors”) and/or any of the Controlled Entities, or with a bank account in any of the banks to whom the Company’s and/or any of its Controlled Entities’ aggregate debt exceeds an amount of NIS 5,000,000, but excluding any deposits of any proceeds made by the Company’s subsidiaries in the framework of such subsidiaries’ on-going activity in the ordinary course; (vi) in the case of the Company, announce and/or distribute any dividends and/or other distributions of any kind, to any of its shareholders, (vii) change or amend any term under its existing credit and/of funding facilities with any of its Financial Creditors; and (viii) enter into new investments, including any purchase of new assets and/or additional rights in existing assets (except for certain specific activities agreed-upon under the Letter of Undertaking), unless it provides Advance Notice. In addition, each of the Company and the Controlled Entities agreed during the Interim Period to notify the Trustees and the Representatives of actual or threatened litigation or claims against the Company and/or any of its Controlled Entities that exceeds or would reasonably be expected to exceed NIS 2,500,000.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

6.
In addition, during the Interim Period, the Company and its Controlled Entities will not make any payments to their respective creditors nor will any of them undertake any obligations to do so unless the Company provides the Trustees with Advance Notice, except for the following:

6.1.	The making of payments and undertakings in the ordinary course of business, other than to Related Parties and Financial Creditors, subject to certain thresholds and exclusions;

6.2.	The advance of working capital to the Company’s subsidiaries in India and the United States, subject to a certain threshold; and

6.3.
Payments to secured creditors that are due and payable in accordance with the terms thereof, provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets.

The Company further undertook that neither the Company nor any of its Controlled Entities will settle any of their respective debt towards other entities included in the Elbit Group, except for the settlement of debts owed to the Company by any such entities included in the Elbit Group or for the settlement of any of Plaza’s debts to any third party.

7.
Mr. Mordechay Zisser and the entities owned and/or controlled by him (the “Controlling Shareholder”) have agreed that, during the Interim Period, they will not dispose of the securities of the Company and/or the Controlled Entities held, directly or indirectly, by the Controlling Shareholder. In addition, there may not be any change in the Controlling Shareholder’s holdings (directly or indirectly) in any of the Company’s securities, provided that such undertaking will not apply in case of any conflict between this undertaking and any previous undertaking of the Controlling Shareholder towards Bank Hapoalim B.M., if and to the extent any such other undertaking exists.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the principles of an arrangement with the Company’s Noteholders will not be reached, that any such arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il